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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing May 12, 2003 through May 13, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

        This Report on Form 6-K contains a copy of the following press releases:

•	Additional information to KPN shareholders, dated May 12, 2003;
•	New members of KPN Supervisory Board, dated May 12, 2003;
•	E-Plus buys UMTS infrastructure from MobilCom, dated May 13, 2003.

Press release

Date May 12, 2003
Additional Information to KPN shareholders	Number 031pe

        In a letter to KPN shareholders, the Supervisory Board of KPN has provided information about the current remuneration and severance packages of the Chairman and members of the KPN Board of Management, insofar as not already disclosed in the Annual Report 2002 and the Form 20-F. The disclosures already made meet all requirements under prevailing legislation in the Netherlands and the United States.

        The Supervisory Board intends to introduce a new remuneration structure for the top management of KPN as of 1st January 2004, including a defined link between short-term and long-term remuneration components.

        The following documents accompany this press release:

  •
  the letter to shareholders

  •
  a letter from the Minister of Finance to the Supervisory Board of KPN concerning this subject (enclosure I)

  •
  "Principles of Directors' Remuneration" (enclosure II)

  •
  remuneration and severance packages of the Chairman and members of the Board of Management (enclosure III)

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The Hague, May 12, 2003

To all KPN shareholders

        The Press has recently devoted considerable attention to the remuneration and severance packages of certain directors and former directors of KPN. As enclosure I shows, the Minister of Finance has also approached KPN on this matter. For these reasons, the Supervisory Board now wishes to give you further information about the content and background of these packages.

        You will be aware that the KPN Supervisory Board has its own responsibility under Dutch corporate law in determining the remuneration and severance packages of individual directors. The Supervisory Board has a remuneration policy for members of the Board of Management, as described in enclosure II to this letter. This policy has resulted in the remuneration and severance packages for Board of Management members summarised in enclosure III.

        KPN has met all legal requirements through its disclosures in the most recently published Annual Report and in Form 20F under US stock exchange rules.

        Over the past few months, the current remuneration policy has been a subject of renewed discussion within the Supervisory Board. The Supervisory Board will listen carefully to any comments made on the current policy at the forthcoming General Meeting of Shareholders and will similarly give due consideration in its further decision-making to the letter from the Minister of Finance and to any guidelines put forward by the Tabaksblat Committee, that is examining corporate governance in the Netherlands.The Supervisory Board intends to introduce a new remuneration structure for top management as of 1st January 2004 and it will be stated in the Annual Report for 2003.

        The severance package agreed with Mr Smits of EUR 2.8 million covers the bonus for 2002, the lump sum payable for options expiring through his departure and the compensation due for severance after more than 20 years of service with the company. The total amount does not exceed the amount under the "Kantonrechtersformule".*

        The severance payment of EUR 1.6 million for Mr Pieters is based on contractually agreed arrangements and the "Kantonrechtersformule".* After adoption of the annual statements, the bonus awardable for 2002 (payable in 2003) is expected to amount to approximately 111% of basic salary after the cut of 15% in basic salary.

*
"District Court Formula"

        The remuneration package of the Chairman of the Board of Management was agreed in the summer of 2001 under exceptional circumstances. KPN was on the verge of collapse. Under these extreme conditions, the Supervisory Board was obliged quickly to find an exceptional CEO who was additionally already sufficiently familiar with the company to be able to set to work without delay. Mr Scheepbouwer was willing to swap his lengthy and successful position as CEO of TPG for the uncertain position of CEO at KPN only if KPN was prepared to agree some substantial benefits, including a considerable performance-related variable remuneration. This was reported at the time of Mr. Scheepbouwer's introduction. The special circumstances existing at that time mean that the package agreed with Mr Scheepbouwer is exceptional in KPN's remuneration policy.

        With hindsight, now that KPN again finds itself in safe waters, it is easy to contemplate a different and less generous remuneration package. The Supervisory Board wants it to be known that it continues to consider the remuneration package to be justified. The Supervisory Board was and remains of the opinion that the appointment of Mr Scheepbouwer at that time was the right decision and that the agreement reached with him served the interests of shareholders, employees and other stakeholders.

        It is now evident that this decision has resulted in a substantial improvement of the situation at the company and has assured its continuity. Following Mr Scheepbouwer's arrival, the net debt decreased

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from EUR 22.3 billion to EUR 11.2 billion at the end of the first quarter of 2003; the free cashflow that was EUR 384 million in the red at year-end 2001, was EUR 2.8 billion in the black at the end of 2002. The margin has improved from 29.5% to 40.3% at the end of Q1, 2003.

        The assessment of the rating agencies has gone up from a 'BBB- with negative outlook' to a 'BBB positive outlook' and from 'Baa3 with prospects of a further downgrade' to 'Baa2 with prospects of a further upgrade'. This has resulted in a recovery of shareholder value that compares favourably with similar companies in the telecommunications industry. The closing price of the KPN share on the final stock exchange day before Mr Scheepbouwer's appointment was EUR 2.38 compared with a price of around EUR 6.00 now. The stock market value of the company on 7th September 2001 was barely EUR 3 billion. It is now EUR 14 to EUR 15 billion, whereby it should be noted that a public offering of EUR 5 billion occurred towards the end of 2001. The autonomous increase in value in the "Scheepbouwer" period amounts to approximately EUR 6.5 billion. KPN's situation, considered hopeless in September 2001, has been turned around and the company now enjoys a positive valuation in the financial world and among employees, customers, analysts and credit rating agencies.

Yours faithfully,

Mr A.H.J. Risseeuw
Chairman
Supervisory Board

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Enclosure: I

MINISTRY OF FINANCE

To Mr A.H.J Risseeuw
Chairman of the Supervisory Board of Koninklijke KPN N.V.
PO Box 30000
2500 GA The Hague

Date: 6th May 2003

Subject: remuneration policy

Dear Mr Risseeuw,

        You will have heard that I expressed myself in critical terms in my answers to questions in the Lower House of Parliament about the remuneration policy at the top of KPN. While policy on the remuneration of directors of KPN is the responsibility of the KPN Supervisory Board under the company's Articles of Association, the shareholders have a significant interest in this matter.

        I wish to make the following comments about the remuneration policy in general. As a shareholder, I take the view that it is good for performance to be rewarded. However, the structure and size of the rewards should in my opinion be such that they form a balanced reflection of performance, scarcity and risk. I consider the combination of substantial performance-related pay coupled to generous severance schemes to be an element that upsets this balance. Directors who perform poorly run hardly any financial risk. Compensation for the risk factor has already been built into the high performance-related pay in my opinion. Leaving aside the combination with severance schemes, the level of performance-related remuneration requires careful sizing.

        KPN has been through an exceptional period. Shortly before the arrival of Mr Scheepbouwer, KPN was in a particularly precarious financial position, with credit from banks and markets in danger of drying up, and the appointment of a new top man was necessary to restore the essential confidence of the financial markets in KPN. The crisis in which KPN found itself at that time made it extremely difficult to find a competent top man. I recognise that Mr Scheepbouwer's unusual remuneration package came about under extreme circumstances. I wish to express my appreciation for the successful turnaround brought about under the present management, which has resulted in a substantial improvement of KPN's financial position and the price of the KPN share. This improvement would obviously have been impossible had it not also been accompanied by funding from shareholders and the effort of the entire organisation, but the supplementing of these funds was dependent upon confidence in the plans of the current management of KPN. Performance to date is in line with the displayed confidence.

        Nevertheless, I am surprised by the actual size and composition of the remuneration components of Mr Scheepbouwer that I saw in the Annual Report. In the Lower House of Parliament, I called Mr Scheepbouwer's overall package disproportionate and overly generous. Let me add that I am of the opinion that the other members of the Board of Management receive remuneration based on a fitting policy.

        The very ample severance packages of the former members of the Board of Management in the year under review have also attracted attention. To the extent that the size of the severance packages is based on contractually agreed arrangements, I am of the opinion that the combination between these high severance packages and generous remuneration packages is undesirable. Insofar as those amounts are related to the "Kantonrechtersformule"*, I feel that this is an issue that arises in general—i.e. aside from KPN—and it will be one of the subjects addressed by the recently appointed Tabaksblat Committee.

        I understand that KPN will give the forthcoming General Meeting of Shareholders a detailed explanation about its remuneration policy and the severance packages of the directors, and also information about the severance packages of former members of the Board of Management. I also gather from the Annual Report that the Supervisory Board is examining how the present linkage between short-term and long-term components of the remuneration policy requires adjustment from 2004 onwards. I trust that the Supervisory Board will address my comments during the forthcoming General Meeting of Shareholders and will take them into account in its announced examination.

(signed)

Minister of Finance

*
"District Court Formula"

[Unauthorized translation by KPN Dutch is leading]

Enclosure: II

Principles of directors' remuneration

        The remuneration of the members of the Board of Management is determined by the Supervisory Board, on the recommendation of the Remuneration and Nominating Committee (further: "the committee"). The committee consists of the chairman and two members of the Supervisory Board. The committee considers the remuneration levels. The tasks of the committee are described in the By-laws to the committee.

Policy

        Remuneration policy is aimed at creating the conditions that enable the company to recruit and retain the necessary highly qualified executives and to focus them on successfully implementing the business strategy. Remuneration policy is based on the following:

  •
  an overall remuneration comparable to that of other Dutch and European companies of a similar size and complexity, in particular companies active in the Telecom sector;

  •
  a strong focus on performance and business results, to be achieved through a strong accentuation of "at risk" remuneration;

  •
  recognition of the specific roles and responsibilities of individual directors;

  •
  a coherent package with a balance between short- and long-term incentives.

        The remuneration package for directors consists of a basic salary, a short-term incentive in the form of a challenging bonus opportunity and a long-term incentive in the form of share options and/or restricted shares.

Basic salary

        Basic salaries will be set periodically, taking into account the responsibility and overall performance growth of the directors individually.

Short-term incentive: the bonus

        The objectives for the Board of Management and the individual targets will be adjusted annually. Policy is aimed at creating a closer link between remuneration and business results. For this reason a larger proportion of the income becomes "at risk", which further strengthens the result-oriented culture. Bonuses are largely linked to financial targets.

Long-term incentive: share option plan

        Share option rights are awarded on basis of the individual achievements, within the framework of the management option plan approved by the Supervisory Board. Options are awarded annually on the day after the General Meeting of Shareholders.

Pension

        Directors participate in the general pension scheme which covers all senior management staff and which is administered by the Stichting Ondernemingspensioenfonds KPN. The company pays the contributions to the scheme. At present the retirement age is 62 years, with a possibility of taking early retirement at 60.

Enclosure: III

Supplementary information about the employee
benefits of members of the Board of Management
of Koninklijke KPN N.V.1

        As stated in the enclosed letter, KPN has completely met all legal requirements concerning disclosure of the remunerations of its top company officers. Given the significance of this subject in the public arena, the KPN Supervisory Board has decided—without having any obligation to do so—also to disclose other employee benefits of Board of Management members. Details are provided below in so far as not already disclosed in the KPN Annual Report 2002.

        Mr A.J. Scheepbouwer, Chairman of the Board of Management, was awarded a bonus of EUR 2.667 million in 2002. The larger part of this amount—EUR 2 million—concerns a turnaround bonus; EUR 0.5 million is the fixed component of the annual performance bonus and EUR 0.167 is a bonus for the period of time in 2001 that Mr Scheepbouwer was in the employ of KPN. In the coming years Mr Scheepbouwer will continue to receive an annual performance bonus that consists of a fixed component (EUR 0.5 million) plus a variable component. The size of the variable component will depend on the degree of achievement of targets set by the KPN Supervisory Board. The targets for 2002 concerned improvement of margins and cashflow, whereas the emphasis in 2003 is on improving margins, customer satisfaction at the division Fixed and increasing the market share of Mobile Telephony.

        No bonus will be awarded if the targets are achieved for 80% or less. The maximum bonus (for exceeding the targets by 20%) is 150% of basic salary for 2002 and 2003 after the current 15% cut in salary. After adoption of the annual statements, the variable bonus awardable over 2002 (payable in 2003) is expected to amount to approximately 130% of basic salary.

        Provided that a bonus was awarded in the previous year, the Supervisory Board can award options to Mr Scheepbouwer from year to year. The number is subject to a maximum in that the underlying value at the time of any award will not exceed EUR 2 million. (For example: if the share price is EUR 5.00, the maximum number of options will be 400,000; if the share price is EUR 6.00, the number of options will be 333,333, and so on).

        The Supervisory Board wishes to provide the following information about the severance package for Mr Scheepbouwer.

        On retirement before reaching 65, Mr Scheepbouwer will receive compensation of EUR 2.5 million if he leaves the company at 62. For every month later, this amount will be reduced by 1/36th of EUR 2.5 million. If a change of control occurs before Mr Scheepbouwer reaches 61, he will receive the same compensation of EUR 2.5 million.

        Additionally, if Mr Scheepbouwer leaves at the request of the company, he will receive compensation based on the cash value of salary, including bonus, for the remaining period up to age 62 and pre-pension entitlements between the ages of 62 and 65, with continued membership of the pension scheme until age 65, less any payment made to him under the terms of the non-competition clause.

        If the company invokes the non-competition clause on Mr Scheepbouwer's departure, he will receive one year's salary, including bonus, by way of recompense.

1
Additional to information provided in the KPN Annual Report 2002

        The other members of the Board of Management further have a performance bonus that to a large extent is the same as that of the Chairman and may for the year 2002 and 2003 amount to up to 150% of annual salary. The agreed target arrangements for Mr Henderson for 2002 and 2003 are similar to those agreed with Mr Scheepbouwer.

        In the case of Mr Roobol and Mr Demuynck, 50% of their performance bonus in 2003 will depend on KPN's performance as a whole and the other 50% on the performance of their respective divisions. The targets set for Mr Roobol relate to customer satisfaction, while those for Mr Demuynck concern market share of Mobile Telephony.

        After adoption of the annual statements, the bonus awardable to Mr Henderson and Mr Roobol over 2002 (payable in 2003) is expected to amount to 150% of basic salary after the current 15% cut in basic salary.

        Options may also be awarded to the other members of the Board of Management. For 2003 it has been decided to award 45,000 options to each member of the Board of Management.

        The Supervisory Board wishes to provide the following information about the severance packages for the other members of the Board of Management:

        KPN will pay compensation if:

  •
  KPN terminates the contract of employment for reasons beyond the control of the director concerned;

  •
  the director requests termination of the contract of employment because he is no longer able to fulfil his position at the level he most recently fulfilled it;

  •
  the director requests termination of the contract of employment because of an irreconcilable difference of opinion regarding the policy to be conducted, if and to the extent that the director's standpoint in the difference of opinion is defensible by reasonable standards.

        The compensation will be determined with due consideration of all relevant circumstances, but will be at least equal to the amount that KPN paid to the director concerned over the past 12 months in the form of salary and other emoluments (including bonus), excluding the notice period of six months.

Press release

Date May 12, 2003
New members of KPN Supervisory Board	Number 032pe

        Mr. J.B.M. Streppel and Mr. M. Bischoff were today appointed as new members of the Supervisory Board of KPN N.V. Mr. V. Halbertstadt was reappointed as a member and Mr. C.H. van der Hoeven stepped down at his own request.

        Mr. Streppel (53) is a member of the Board of Management of Aegon N.V. He previously held various management positions at Aegon N.V., Labouchere N.V. and FGH Bank N.V. His present positions further include membership of the Supervisory Boards of Aegon Nederland and FGH Bank N.V.

        Mr. Bischoff (61) is a member of the Board of Management of DaimlerChrysler. He was previously Chairman of the Supervisory Boards of Adtranz, Temic and Airbus Industries and held various management positions at DaimlerChrysler AG. His present positions further include membership of the Board of Management of Mitsubishi Motors Corporation and membership of the Supervisory Board of Bayerische Hypo-und Vereinsbank AG. He is also Chairman of the Board of Management of the European Aeronautic and Space Company.

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Press release

Date May 13, 2003
E-Plus buys UMTS infrastructure from MobilCom	Number 033pe

        E-Plus, KPN's fully owned mobile subsidiary from Düsseldorf, is taking over 3,723 UMTS sites from MobilCom Multimedia GmbH. Of these sites 931 are already equipped.

        E-Plus is paying 20 million euros.

        The amount reflects on the one hand Capex savings of several tens of millions and on the other hand necessary integration and reconstruction costs. Since both MobilCom and E-Plus have concluded agreements with Nokia and Ericsson to supply UMTS technology E-Plus is able to use the MobilCom infrastructure components.

        The contract is, amongst others, subject to approval from the Bundeskartellamt (the German monopolies commission).

        Uwe Bergheim, Chief Executive Officer of E-Plus: "The purchase of the MobilCom UMTS sites brings us many advantages. We are getting the right UMTS infrastructure at a fair price, but mainly we save time in the roll-out. This strengthens our position in the market."

        E-Plus will fulfil the conditions of the regulatory authority for telecommunication and postal services and provide UMTS network coverage for 25 per cent of the population in Germany by the end of the year.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: May 13, 2003	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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MINISTRY OF FINANCE
Principles of directors' remuneration
Supplementary information about the employee benefits of members of the Board of Management of Koninklijke KPN N.V.1
SIGNATURES